

September 8, 2010

John W. Gamble Jr.
Chief Financial Officer and Executive Vice President
Lexmark International Inc.
740 West New Circle Road
Lexington, KY 40550
*Also via facsimile at: (859) 232-7137*

> **Re:     Lexmark International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 001-14050**

Dear Mr. Gamble:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business

Materials, page 9

1.      You disclose that many of your products are sourced from sole suppliers, including certain custom chemicals, microprocessors, electro-mechanical components, application specific integrated circuits and other semiconductors, and that you source some printer engines and finished products from OEMs.   We note further your risk factor disclosures on pages 14 and 17, including the statement that the "loss of a sole supplier or significant supplier of products or key components… could result in a material adverse impact on the Company's operating results."  However, you do not appear to have filed as exhibits

to your Form 10-K any agreements with sole or significant suppliers of products or key components used in your products.  Please provide us with your analysis as to how you concluded you are not substantially dependent upon any such supply agreements, such that they are not required to be filed as exhibits.  See Item 601(b)(10)(ii)(B) of Regulation S-K.  We note in this regard that on the company's earnings calls for the quarter and year ended December 31, 2009, and for the quarter ended June 30, 2010, management indicated that the company's laser hardware sales have been limited in part by component shortages.

Item 9A. Controls and Procedures

Evaluation of Controls and Procedures, page 131

2.      Your disclosure states that your CEO and CFO concluded that your disclosure controls and procedures were "effective in providing reasonable assurance that the information required to be disclosed by the Company in the reports that it files under the [Exchange Act] is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms…" (emphasis added).  We note the same disclosure in your Forms 10-Q for the quarterly periods ended March 31, 2010, and June 30, 2010.  In future reports, please expand your disclosure to provide context for the reference to the level of assurance contained in your management's effectiveness conclusion.  For example, you may wish to indicate, among other things, that disclosure controls and procedures, regardless of how well-conceived and operated, can provide only reasonable assurance that the controls and procedures will meet their objectives.  In the alternative, please omit from future filings the reference to the level of effectiveness of your disclosure controls and procedures in management's conclusion.  Please see Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Item 13. Certain Relationship and Related Transactions, and Director Independence (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on March 12, 2010)

Related Person Transactions, page 10

3.      Please ensure that you provide the full disclosure required by Item 404 of Regulation S-K.  In this regard, we note that you have not expressly stated whether there were any transactions with related persons required to be disclosed pursuant to Item 404(a) since the beginning of your fiscal 2009.  Please confirm, if accurate, that there were no such transactions, and consider including an appropriate negative statement to that effect in future filings, if applicable.  We note further that you do not appear to have provided the disclosure called for by Item 404(b) with respect to the company's policies and procedures for the review, approval, or ratification of transactions with related persons.

Please provide the required information with respect to such policies and procedures, including the standards, if any, to be applied and a statement of whether such policies and procedures are in writing and, if not, how they are evidenced.

Exhibit 23

4. Please amend your filing to include a signed consent of independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief